Elliott M. Smith

Partner

212 294-6787

emsmith@winston.com

October 26, 2017

VIA EDGAR AND HAND DELIVERY

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Double Eagle Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 11, 2017

File No. 333-220356

Dear Ms. Long:

On behalf of our client, Double Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 23, 2017, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed via EDGAR on October 11, 2017 (“Amendment No. 1”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via e-mail a courtesy copy of the Amendment No. 2 marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

General

1.	It does not appear that your registration statement is intended to cover the shares of common stock underlying the warrants that are part of the Units. Ordinarily the underlying securities are registered along with the warrants if the latter are exercisable within one year. Please include these shares of common stock, or tell us why you do not believe registration is required at this time.

October 26, 2017 Page 2

Response: The Company believes it is not necessary to register the ordinary shares underlying its warrants at this time because the Company intends to register the issuance of such shares on Form S-3 prior to such warrants becoming exercisable, as it is obligated to do under the registration rights agreement it entered into at the time of its initial public offering. The warrants are not exercisable until 30 days following the closing of the business combination, the consummation of which is a condition that is outside the control of the warrantholders, and the Company is required to file a registration statement covering the issuance of such shares within 15 business days after such condition is satisfied (i.e., the closing of the business combination). Since the Company will register the issuance of the ordinary shares underlying the warrants in accordance with the registration rights agreement, the Company believes there is no benefit to investors by registering such shares in its current registration statement on Form S-4 (the “Form S-4”). The Form S-4 is filed solely to register the domestication of the Company from the Cayman Islands to Delaware and not to register the issuance of new securities. The Form S-4 was not intended to constitute an ongoing offer of securities following the domestication and the public warrants will not be exercisable during the period in which the Form S-4 is intended to be effective. But for the domestication component of the business combination, the Company would not have filed a registration statement in connection with the business combination but would have consummated the transaction pursuant to a proxy statement. Lastly, the Company notes that the Staff reviewed two similar registration statements, both for GP Investments Acquisition Corp. (File Nos. 333-219101 and 333-211355), in which a domestication was registered in connection with a business combination and the shares underlying the warrants were not included in the registration statement relating thereto. For the foregoing reasons, the Company does not believe it is required to register the ordinary shares underlying the public warrants on the Form S-4.

2.	The information in the fifth paragraph of the prospectus cover page regarding the numbers of units, shares and warrants that you are offering by way of the prospectus does not follow from the information you have provided on the cover page. Please revise to succinctly explain what securities are being offered to whom and why.

Response: The Company has revised the cover page of Amendment No. 2 to address the Staff’s comments.

The Business Combination Proposal, 71

Certain Projected Financial Information, page 101

3.	We note your response to prior comment 8. Please revise your disclosures related to Adjusted EBITDA to clarify that they exclude corporate adjusted EBITDA. Please explain the impact of the exclusions and the reasons why you believe the exclusions are appropriate.

Response: The Company has updated page 102 of Amendment 2 to disclose the exclusion of Algeco Scotsman corporate costs in the Williams Scotsman financial tables.

As further described in the Company’s response to comment 7, the Company has historically included Algeco Scotsman corporate costs in the financial statements of WSII. All Algeco Scotsman corporate functions will transfer to the remaining Algeco group post transaction, therefore, to provide a more useful presentation of the financial projections of Williams Scotsman, the Company has excluded Algeco Scotsman corporate costs in the Williams Scotsman financial tables. Refer to comment 7 for further discussion.

Unaudited Pro Forma Condensed Combined Financial Information, page 132

4.	We note your response to prior comment 11. Please address the following:

October 26, 2017 Page 3

•	If there are no or nominal redemptions, more fully explain why you believe the acquiring entity would not be clearly indicated such that the guidance in ASC 805-10-55-11 through 55-15 would be required to be considered;
•	Explain your accounting for the Earnout and explain if or how the related shares were considered in your analysis; and
•	Explain if or how the warrants were considered in your analysis.

Response: The Company has concluded that WSII will be the accounting acquirer given TDR and its affiliates, all of which are controlled by TDR and which includes WSII, will control the combined company. As more fully described below, the Company relied on the considerations in ASC 805-10-55-11 through 55-15 in concluding that TDR and its affiliates will control the combined company. The Company considered ASC 805-10-55-11 through 55-15, given the fact that it is not clearly indicated who the accounting acquirer will be based on the transfer of consideration in the transaction and control of the majority voting interest, as more fully described below. As more fully described in the Company’s response to prior comment 11 and below, the considerations of the factors in ASC 805-10-55-11 through 55-15 indicate that WSII will be the accounting acquirer, and therefore, the transaction should be accounted for as a reverse merger.

The Company’s conclusion that WSII will be the accounting acquirer is based on not just one of the factors evaluated but on the totality of the factors below. Specifically, as more fully described below, the terms of the transaction and the nature of the financing are such that the accounting acquirer is not clearly indicated, requiring further consideration of the factors in ASC 805-10-55-11 through 55-15. Consideration of the factors in ASC 805-10-55-11 through 55-15 indicates that WSII controls the combined company and therefore, will be the accounting acquirer. Following is a discussion of the Company’s considerations of all factors, including why the acquiring entity is not clearly indicated requiring further considerations of ASC 805-10-55-11 through 55-15.

•	Transfer of cash

•	Exchange of equity interest

•	Relative voting rights

•	Existence of a large minority

•	Composition of the governing body

•	Composition of senior management

Transfer of cash– The determination of which entity is the acquirer in a business combination under ASC 805 starts with an evaluation of the consideration transferred in the exchange. ASC 805-10-55-11 states that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

The following schedule summarizes the sources of financing for the transaction in a no redemption scenario (amounts in thousands of US dollars):

Trust account from DEAC	500,000
Third party debt financing	490,000
TDR Equity purchase	206,500
Equity issued by Holdco acquirer to WSII shareholders	78,500
Total sources	1,275,000

October 26, 2017 Page 4

In a no redemption scenario, although DEAC will contribute the majority of the equity financing, both TDR and DEAC will contribute substantial amounts of cash equity to finance the acquisition of WSII. Further, the debt financing was coordinated entirely by TDR and its affiliates. TDR and WSII executive management were solely responsible for structuring and coordinating a fully-committed debt financing package from the various banks. Further, the debt will be secured against the assets of WSII. WSII management was solely responsible for presenting to the rating agencies as part of the coordinating the debt financing package. The entire bank due diligence was facilitated by the WSII management team. Given this, TDR and its affiliates were responsible for funding or obtaining funding for $696 million of the total transaction amount of $1.275 billion, or 55%.

Exchange of equity interest

ASC 805-10-55-12 states that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Specifically, ASC 805-40-30-2 notes that in a reverse acquisition, the accounting acquirer (legal acquiree) usually issues no consideration for the accounting acquiree (legal acquirer). Instead, the accounting acquiree issues its equity shares to the owners of the accounting acquirer.

The transaction will not be effected primarily by exchanging equity. There will be a minor portion of the total transaction amount (approximately 6%) that will be financed through the issuance of the equity of Holdco acquirer. Although the equity will be issued by Holdco, a wholly-owned subsidiary of DEAC, the Company has considered the guidance in ASC 805-40-30-2, which notes that in a reverse acquisition, the accounting acquiree issues its equity shares to the owners of the accounting acquirer. This creates further uncertainties, given the equity shares of Holdco were issued to Algeco Scotsman, the owner of WSII.

Given both parties contributed a significant amount of cash and TDR and WSII executive management was solely responsible for coordinating the debt facility package (and therefore, responsible for obtaining financing for over 50% of the transaction amount), coupled with the uncertainties related to the impact of the issuance of Holdco equity, the Company concluded that it is not clear who the accounting acquirer will be, and further consideration is necessary.

Relative voting rights

Assuming a no redemption scenario, the public shareholders of the Company will own 70% of the outstanding voting shares of the combined company at the closing date of the transaction, compared to TDR, who will own 30% of the outstanding voting shares. Note, these percentages exclude the effect of dilutive instruments. Refer to discussion below on the Company’s consideration of the impact of dilutive instruments. The rights of the majority shareholders are largely protective, not participating/decision-making rights. The Board is responsible for general oversight and day-to-day operations of the Company by design of the Delaware General Corporate Law (DGCL) and the Company’s certificate of incorporation and bylaws. Pursuant to the DGCL and the listing requirements of the NASDAQ stock exchange, shareholders do possess a number of rights to approve certain fundamental actions of the Company, including: certain types of stock issuances, a merger or sale of all or substantially all of the Company’s assets, adoption or material amendment to an equity compensation plan, amendments to the certificate of incorporation, and the annual election of directors. Shareholder control is further limited as they may not act by written consent; all resolutions must be passed at a meeting of stockholders, which, under the Company’s Bylaws, the Chairman of the Board cannot call without the consent of a majority of the full Board. Given this, the ongoing operational and financial decision-making responsibilities reside with the Board and executive management, and accordingly, the combined company is effectively controlled by the Board and senior management.

October 26, 2017 Page 5

Existence of a large minority voting interest

In a no redemption scenario, TDR will be the largest individual shareholder, with 30% of the outstanding voting shares of the combined company, and no other individual shareholder owning in excess of 10% of the outstanding voting shares of the combined company. This would be indicative of WSII as the accounting acquirer.

The composition of the governing body of the combined entity

ASC 805-10-55-12(c) notes that the entity whose owners have the ability to elect or appoint a majority of the members of the governing body of the combined entity may be indicative of which entity is the accounting acquirer. The board of directors of the combined company is expected to have seven members in three separate classes. Following is a summary of the board composition, including the class, the term, the board member, and the designating party:

Board Member Name	Designating Party:
Class 1 (1 year term):
Brad Soultz	None
Fredric Rosen	DEAC
Class 2 (2 year term):
Gerry Holthaus	TDR
Mark Bartlett	TDR
Class 3 (3 year term):
Gary Lindsay	TDR
Steve Robertson	TDR
Jeff Sagansky	DEAC

TDR designated four of the seven board members. Board level decisions will require a majority vote. This favors WSII as the accounting acquirer. In addition to having been appointed by TDR, Mr. Holthaus was formerly the CEO of WSII and currently serves as Chairman of WSII’s current parent company, Algeco Scotsman. Mr. Holthaus is expected to serve as the Chairman of WSC.

Composition of senior management

ASC 805-10-55-12(d) notes that the entity whose former management dominates the management of the combined entity may be indicative of which entity is the accounting acquirer. The Company expects that the executive officers of WSII prior to the consummation of the Transaction will become executive officers of the combined company following the business combination. Specifically, Gerry Holthaus, Chairman of the Board of Directors for Algeco Scotsman, will serve as Chairman of the Board of Directors of the combined company, Bradley Soultz, President and CEO of Williams Scotsman, will serve as the Chief Executive Officer of the combined company, Timothy Boswell, Vice President, Finance of Williams Scotsman, will serve as Chief Financial Officer of the combined company and Bradley Bacon, General Counsel & Secretary for Williams Scotsman, will serve as General Counsel & Secretary of the combined company. No employee of Double Eagle will serve in an operational or management role at the combined company post transaction. This favors WSII as the accounting acquirer.

October 26, 2017 Page 6

Other Factors

As more fully described in the Company’s response to prior comment 11, the Company considered other relevant factors to assist in the determination of the accounting acquirer.

ASC 805-10-55-13 notes that the accounting acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity. WSII is significantly larger than the Company in assets, revenues and earnings; therefore, this favors WSII as the accounting acquirer.

The Company also considered certain other factors that indicate that WSII will be the accounting acquirer:

•	The combined company will be branded as Williams Scotsman, a WSII company

•	The headquarters will move to WSII’s headquarters

•	WSII’s customers and assets will generate 100% of future revenue and earnings for WSC

•	The industry expertise of the combined company resides with the management of WSII, and WSII management is responsible for the execution of the operational and financial strategy of the combined company, including strategic planning, financial reporting, capital raising and investor and board presentations.

•	TDR assumed the lead role in structuring the terms and conditions of the business combination, structuring and securing the debt to finance the business combination, which will be secured by the assets of WSII, and resolving all relevant accounting and tax structuring issues.

•	The combined company will be adopting substantially all of the accounting policies of WSII.

As discussed above, the financing structure of the transaction does not provide a clear indication of the accounting acquirer. Further, the relative voting rights of the majority shareholders are protective in nature, and do not provide any substantive control over the ongoing operations of the combined company. Rather the combined company will be controlled by the Board and senior management. Given this, it is necessary to consider who controls the Board and senior management, as well as considering the other factors in ASC 805-10-55-11 through 15. All such considerations indicate that WSII will be the accounting acquirer. Accordingly, the Company has concluded that WSII will be the accounting acquirer, and the transaction should be accounted for as a reverse acquisition. It should be noted that the analysis discussed above represents a no redemption scenario. Any redemptions that occur (which are likely, given that shareholders owning 295,671 shares have already elected to redeem their public shares) will dilute the public shareholders of the Company and increase the voting interest of TDR and its affiliates, further strengthening the Company’s position that WSII will be the accounting acquirer. While there are a range of possible redemptions that could occur, the maximum redemption would increase TDR’s outstanding voting interest to 65% and reduce the public shareholders’ outstanding voting interest to 34%.

October 26, 2017 Page 7

Consideration of warrants and Earnout on the Company’s accounting acquirer analysis

The Company considered the impact of outstanding, potentially dilutive securities and commitments on the analysis. At the date of closing, there will be several potentially-dilutive securities and commitments that could impact the relative voting interests of the public shareholders and TDR at some point in the future. Following is a summary of the potentially dilutive instruments and commitments outstanding at the close of the transaction:

▪	Warrants (strike price of $11.50):

•	DEAC public shareholders (25 million shares)
•	Founder Warrants (7,275,000 shares)
•	Independent Director warrants (2,475,000)

All warrants are currently out of the money (the current trading price is $10.05, versus the strike price of $11.50). There can be no assurance that they will ever be sufficiently in the money to justify exercising.

▪	Founder Shares (12.5 million shares) – This represents the Earnout. There are multiple triggers impacting if, when, and how the founder shares will be released from escrow and distributed, including the stock price of DEAC, the completion of a qualifying acquisition and the amounts funded initially by DEAC for the transaction. All such triggers are subject to variability, and it is not possible to determine if, when or how the founder shares will be released. For purposes of the dilutive impact of the Earnout, as described below, the Company assumed a qualified transaction occurred and the founders contributed more than $350 million out of the trust account, which results in the maximum number of founder shares being released to the founders ($9.6 million issued to the founders and 2.8 million shares issued to TDR).

▪	TDR commitment of $293.5 million (29.35 million shares) - TDR has committed to fund an additional $293.5 million (based on no redemptions) to fund future qualifying acquisitions of a business “substantially similar” to WSII – this is callable by the company for a one-year period following the closing date.

It is not possible to predict the future impact of the dilutive instruments and commitments on the voting interests of the company, although the Company believes that the most likely scenario is that all instruments are ultimately exercised, the TDR commitment is fully called, and the shares issued in Holdco Acquirer to Algeco Scotsman are converted back into public company voting shares. In a fully diluted calculation, using the treasury method, absent any other equity transactions, DEAC public shareholders would be diluted to 54% of the voting interest, while TDR’s voting interests would increase to 46%. Given the uncertainty in determining which instrument will be exercised, and the fact that the fully dilutive calculation further dilutes DEAC public shareholders, the Company concluded that consideration of potentially-dilutive instruments and commitments would only strengthen the conclusion that WSII will be the accounting acquirer.

October 26, 2017 Page 8

5.	Refer to Note (5) on page 135. It appears the cash consideration to be paid to the sellers is essentially a planned distribution to the owners that is not reflected in the historical balance sheet and it will significantly reduce historical equity. Please tell us what consideration you gave to reflecting this distribution in the same column as Note (1) on page 135 so that it would be reflected in pro forma equity of WSII, adjusted for the carve-out. It appears such a presentation may more appropriately reflect the equity of WSII, adjusted for the carve-out but prior to the business combination.

Response: The Company presented the pro forma financial statements for WSC in accordance with Rule 11-02 of Regulation S-X. The “WSII As Adjusted for Carve-Out” column has been presented to illustrate the historical WSII financial statements, excluding the remote accommodations business and certain pre transaction structuring required for the transaction. Equity in the column “WSII As Adjusted for Carve-Out” does not reflect all transactions which would be recorded on WSII as a result of the Business Combination such as the net cash generated by the cash contribution from TDR, cash from the DEAC trust account, cash from new financings after repayment of the pre Business Combination debt and distribution of to the shareholders. Rule 11-02 of Regulation S-X provides the following guidance on presentation of columns in the pro forma financial information:

•	Historical financial statements of the registrant

•	Historical financial statements of the acquired business or divested business, if applicable

•	Pro forma adjustments

•	Pro forma results that reflect the sum of the historical financial statements and the pro forma adjustments

The Company has complied with Rule 11-02 by displaying the historical financial statements of the registrant (Double Eagle), the historical financial statements of the acquired business (WSII), and pro forma adjustments to give effect to the carve-out. For presentation purposes, the Company included a subtotal representing the historical financial statements of WSII, adjusted to exclude the remote accommodations business and give effect to certain pre-transaction structuring. The pro forma adjustments impacted by the transaction, including the equity and debt financing, the trust account cash, and the repayment of debt, were separately displayed in the pro forma financial information. The Company respectfully believes that it would be inappropriate to impact the WSII historical carve-out financial statements with the pro forma transaction adjustments directly related to the business combination.

6.	Please clarify why the estimated transaction costs disclosed in note (12) on page 143 are not consistent with the $30 million of transaction costs disclosed on page 140.

Response: The Company has updated page 140 of Amendment 2 to reference both Note 3 and Note 12 to reflect the $30 million of transaction costs comprised of $18.5 million of deferred underwriters fees (Note 3) and $11.5 million of fees related to the Business Combination (Note 12).

7.	Refer to note (A) on pages 136 and 137. It appears to us that the elimination of corporate selling, general and administrative expenses is not appropriate or factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. Please revise.

Response: The Company has eliminated the Algeco Scotsman corporate costs in the Company’s Pro Forma Condensed Statements of Operations to properly reflect the go forward business of WSII. The Algeco Scotsman corporate costs represent those costs of the Algeco Scotsman corporate office that have been recorded on the financial statements of the legal entity Williams Scotsman International, Inc. Subsequent to the transaction, the Algeco Scotsman corporate employees and function will transfer to the remaining Algeco Scotsman group and no longer be part of WSII. The Company respectfully believes that the elimination of the Algeco Scotsman corporate costs is both appropriate and factually supportable under Rule 11-02(b)(6).

October 26, 2017 Page 9

Rule 11-02(b) requires that pro forma adjustments are directly attributable to the transaction, expected to have continuing impact on the registrant, and are factually supportable.

The Algeco Scotsman corporate costs have historically been recorded on the financial statements of WSII stand-alone given WSII was the top U.S. holding company, although the Algeco Scotsman corporate costs did not relate directly to the North American operations. The North American corporate costs are recorded on Williams Scotsman, Inc. (a wholly-owned subsidiary of WSII) financial statements and are not eliminated in the pro formas given these costs represent the true corporate costs of the North American business. Once the transaction occurs, Algeco Scotsman's corporate costs will no longer be recorded on WSII’s financial statements, nor will WSII be subject to any such costs. Given WSII will no longer recognize the Algeco Scotsman costs on the WSII financial statements once the transaction closes, and WSII go forward will not be subject to any such costs, the elimination of the Algeco Scotsman corporate costs are directly attributable to the transaction and will have a continuing impact on WSII.

The costs related to Algeco Scotsman are separately identifiable in the WSII financial statements. In addition, there is no doubt that those costs will not follow WSII in the transaction. Given the above, we have concluded that it is appropriate and factually supportable in accordance with Rule 11-02(b) of Regulation S-X to eliminate the Algeco Scotsman corporate costs from the pro forma financial statements of WSII.

Exhibit 5.1; Legality Opinion

8.	We note your opinion assumes all action will be taken with regard to the domestication. Please confirm your intention to file an appropriately unqualified opinion by post-effective amendment or on Form 8-K, to the extent such filings are incorporated by reference into the relevant registration statement, no later than the closing date of the offering. See Staff Legal Bulletin 19 (October 14, 2011), Section II(B)(2)(e).

Response: The Company confirms its intention to file an appropriately unqualified opinion by post-effective amendment or on Form 8-K.

Please contact me at 212-294-6787 if you have any questions or require any additional information in connection with this letter or the Amendment No. 2.

Sincerely yours,

/s/ Elliott M. Smith

Elliott M. Smith